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Attention:	Jeffrey Riedler, Assistant Director
Jennifer Riegel, Special Counsel
Karen Ubell, Staff Attorney
Lisa Vanjoske, Senior Staff Accountant
Tabatha Akins, Staff Accountant

Re:	OncoMed Pharmaceuticals, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed October 25, 2012
File No. 333-181331

Ladies and Gentlemen:

On behalf of OncoMed Pharmaceuticals, Inc. (the “Company”), we are hereby filing Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on May 11, 2012 and amended by Amendment No. 1 on June 15, 2012, Amendment No. 2 on July 3, 2012, Amendment No. 3 on July 5, 2012 and Amendment No. 4 on October 25, 2012 (the “Registration Statement”), for the initial public offering of the Company’s common stock, par value $0.001 per share (the “Offering”). For your convenience, we are providing by overnight delivery a courtesy package that includes eight copies of Amendment No. 5, five of which have been marked to show changes from Amendment No. 4 to the Registration Statement, as well as a copy of this letter.

Amendment No. 5 has been revised to reflect the Company’s responses to the comments received by email on November 8, 2012, from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Business, page 70

Overview, page 70

1.	For each of Fzd8-Fc (OMP-54F28) and Anti-Notch1 (OMP-52M51), please expand your disclosure here and elsewhere throughout your filing to include the indication or indications that you are currently targeting. In addition, please expand your disclosure regarding your Fzd8-Fc (OMP-54F28) Phase I trial to describe the trial that you are enrolling as of July 2012.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 3, 71, 82 and 83 of Amendment No. 5. The Company believes that Amendment No. 5 includes all current material disclosure with respect to the Fzd8-Fc (OMP-54F28) Phase I trial.

November 30, 2012

Anti-Notch1 (OMP-52M51), page 82

2.	We note your disclosure on page 52 that “The clinical trials for all five product candidates are ongoing.” However, it does not appear from your disclosure on pages 72 or 82 that clinical trials for Anti-Notch1 have been initiated. Please revise your disclosure to reconcile this inconsistency. Further, please expand your disclosure with respect to Anti-Notch1 to discuss more specifically your plans or expectations with respect to advancing the clinical development of this product candidate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that at the time of filing Amendment No. 4, and as of the date hereof, the clinical trial site for anti-Notch1 (OMP-52M51) had been initiated and patient enrollment was and is in progress, but dosing has not started in any patients. The Company believes that the disclosure in Amendment No. 5 includes all current material disclosure with respect to the anti-Notch1 clinical trials.

Lonza Sales AG, page 89

3.	Please expand your disclosure to disclose the aggregate milestone payments under the license agreement, the termination provision disclosed in section 2.2 of the collaboration agreement, the termination provision disclosed in section 10.2 of the license agreement and that either party may terminate either agreement for material breach or insolvency of the opposite party.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 89 of Amendment No. 5.

Notes to Unaudited Interim Condensed Financial Statements, page F-34

Subsequent Events, page F-41

4.	With respect to your agreement with Lonza Sales AG, please quantify here and elsewhere in the filing the aggregate amount of payments that you are obligated to make upon achievement of specified events.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 89, F-41 and F-42 of Amendment No. 5.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-4662 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian D. Paulson

Brian D. Paulson

of LATHAM & WATKINS LLP

cc:	Paul J. Hastings, OncoMed Pharmaceuticals, Inc.
William D. Waddill, OncoMed Pharmaceuticals, Inc.
Alicia J. Hager, OncoMed Pharmaceuticals, Inc.
Donald J. Murray, Covington & Burling LLP

November 30, 2012

Alan C. Mendelson, Latham & Watkins LLP
Mark V. Roeder, Latham & Watkins LLP